Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	October 25, 2011
NYSE: SVM

SILVERCORP STATEMENT FROM CHAIRMAN

VANCOUVER, British Columbia – October 25, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”), of Vancouver, Canada, provided additional comments from its Chairman, Dr. Rui Feng, following receipt of the KPMG Forensic Inc. (“KPMG”) report, commissioned by its Special Committee (the “KPMG Report”) which was disclosed by Silvercorp yesterday.

Statement by Dr. Rui Feng, Chairman, and Chief Executive Officer:

Immediately following the receipt of an anonymous, threatening letter on September 1, 2011, Silvercorp provided comprehensive and detailed information to refute the anonymous allegations and rumors contained in the letter and subsequent electronic communications. These ill-founded claims, made by admitted short sellers, were intended to manipulate Silvercorp’s share price and harm the Company and its shareholders. The Company is of the view that the KPMG Report released yesterday provides thorough, independent confirmation that the substance of the anonymous allegations addressed in the KPMG Report has no merit (the details of the KPMG Report were released by press release on October 24, 2011).

We have fought hard against the anonymous short-sellers’ scheme to malign our Company and profit from their short positions. To reassure the market, our board formed a Special Committee, who, among other things, retained the services of KPMG to conduct an independent investigation into the matters addressed in the KPMG Report. The forensic accounting investigation into the matters set out in the KPMG Report was extensive and expensive. From September 6, 2011 when they were retained, until the final report was finished, KPMG expended over 2000 man-hours on the forensic work carried out in Canada and China. Total expenditures to date for fighting this manipulation scheme are estimated at $2 million dollars which includes KPMG Forensics’ fees, plus bills for the Special Committee and its independent legal counsel, and other costs.

In addition to monetary costs, my focus and that of my entire management team has been almost completely distracted from our normal business operations over the last two months. Employees at every level of our operations have been concerned and worried with what has happened to Silvercorp, and what may happen to the Company in the face of such serious and nefarious accusations. Fighting this battle has been exhausting! We have demonstrated that there is no fraud at Silvercorp, that we have been unfairly targeted, and that we are the victim of a classic “short and distort” scheme.

We have gone above and beyond all reasonable efforts to deal with this “short and distort” manipulation scheme. The facts and data are available. Our books have been properly audited, we have now been forensically examined as provided in the KPMG Report, and all our transactions have been fully disclosed. There is absolutely no substance to the anonymous allegations. Moving forward we will refocus and concentrate on our business of mining, mine development, and exploration, things that build value for our shareholders.

While we will focus on building value for our shareholders going forward, many questions remain to be answered. (1) Who are the anonymous short sellers behind this short and distort scheme? (2) Who will compensate the Company for the substantial monetary and non-monetary losses incurred to defend ourselves against these non-recourse allegations and rumors? (3) Who will compensate shareholders who were frightened into selling their shares at a loss? (4) How will market integrity be protected from this kind of anonymous short and distort scheme so that no other legitimate companies and their shareholders will be hurt by a similar scheme again?

In closing, we are grateful to our shareholders and employees who stood faithfully by Silvercorp through the last difficult two months. We are also grateful for our Special Committee members whose normal lives and busy schedules were interrupted to investigate the short sellers’ anonymous allegations in a timely manner.

About Silvercorp Metals Inc.:

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan Province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO &Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.